August 17, 2005
Mr. Larry Spirgel
Assistant Director
United States Securities
     and Exchange Commission
100 F Street, N.W.
Washington, DC 20549
Dear Mr. Spirgel:
Pursuant to our telephone conversation on Friday, August 12, we are sending you this supplemental response to your letter of inquiry dated July 7, 2005. This response is intended to supplement our response dated July 28, 2005 and address your request for additional documentation regarding Item 4 (Mandatorily Redeemable Convertible Preferred Stock).
The 20% discount was the product of discussions between the company and our investment bankers, Morgan Keegan, as well as the merger, acquisitions and evaluation people at PriceWaterhouseCoopers. The discount was utilized because the of the use per share market price for an exchange this large would be inappropriate as such a large exchange of shares negotiated at arms’ length would almost certainly take place at a discount from the market price. The 20% discount was believed to represent the estimated fair value.
Enclosed are work papers that Trinsic employees prepared in support of the entries (these were prepared under close scrutiny and advisement of our auditors). I have also included some notes that were part of the attached spreadsheets in which we documented the applicability of EITF Topic D-42, FAS84 and APB14. I hope this information is sufficient for your review.
As we discussed, Trinsic is awaiting clearance on this review to proceed with the filing of a registration statement. We hope that we have adequately answered your questions about this conversion. I will call you on Friday to follow up on any questions you may have on this matter.
Sincerely,
Trey Davis
Chief Executive Officer

cc:	John Lines, General Counsel, Trinsic, Inc.
Andy Graham, Legal Officer, Trinsic, Inc.
T.J. Mangold, Partner, PriceWaterhouseCoopers, LLP
Douglas Mims, Partner, Carr, Riggs & Ingram, LLC
Mike Morgan, Acting Chief Financial Officer, Trinsic, Inc.
Ted LaRoche, Chairman, Trinsic Inc. Audit Committee
Ray Golden, Trinsic, Inc. Audit Committee Member
Roy Neel, Trinsic, Inc, Audit Committee Member

Z-Tel Communications
Preferred Stock Conversion & Reverse Stock Split
December 31, 2004
Note: Conversion & stock split were effective November 30, 2004. Warrants are still outstanding
Reverse Split was 1 for 5.
Entry

Account	Description	DR	CR
4519-000-000-000-ZTL	Mandatorily Convertible Preferred Shares	$149,157,683.07
??	Accumulated Deficit	$57,400,719.46
4510-000-000-000-ZTL	Common Stock ($.01 par)		$469,092.76
4520-000-000-000-ZTL	APIC		$206,089,309.76
	RECORD CONVERSION OF PREFERRED STOCK
		$206,558,402.53	$206,558,402.53
**	NOTE: This value is calculated based on # shares actually issued AFTER reverse split. Since the par value did NOT change with the split, the difference is in APIC.
After Split Share Conversion (from Dilution Table & Cap Table)

Series D	20,432,628
Series E	21,035,135
Series G	5,441,513

46,909,276

Z-Tel Communications
Preferred Stock Conversion & Reverse Stock Split
Dec-04
Note: Conversion & stock split were effective November 30, 2004. Warrants are still outstanding Reverse Split was 1 for 5.
Completed based on a conversion with TJ on Thursday, December 23rd
SERIES D

	Before Split	After Split
Book Value as of November 30, 2004	$59,002,416.60		< -- from Series D, E, G monthly entry
# Shares per shareholder list (cap table)	3,976,723	795,345	< -- Original shares from tab called “Shareholder list”
# Shares per Dilution Table	6,353,253		< -- Per Dilution Table
# Shares did get (conversion rate of 25.6903)	102,163,207	20,432,628	< -- balance shares to Dilution Table in closing folder or cap table
Exchange price	$0.644	$3.220	< -- per Proxy Statement
FMV on Conversion Date	$0.360	$1.800
Dilution Price	$8.470	$42.350

		BEFORE SPLIT			3,976,723.00
Value of Securities issued		$36,778,754.52

Number of Shares Issued	102,163,207
FMV of shares on conversion date	$0.360

Value of Securities issuable per original agreement (per PWC)		$2,796,401.17

# Shares Issued	102,163,207
Exchange Price per Proxy	$0.644

Value of Issued Shares	$65,793,105.31
Dilution Price	$8.470

# Shares WOULD have received	7,767,781
FMV of shares on conversion date	$0.360

Difference = Fair Value of incremental consideration		$33,982,353.35	x	80%	$27,185,882.68
Entry

Account	Description	DR	CR
4519	Manditory Convertible Preferred Shares	$59,002,416.60
4520	APIC	27,185,882.68		< -- Use with 10-K for net earnings calculation
4510	Common Stock ($.01 par)		204,326.28
4520	APIC (plug)		$85,983,973.00

Z-Tel Communications
Preferred Stock Conversion & Reverse Stock Split
Dec-04
Note: Conversion & stock split were effective November 30, 2004. Warrants are still outstanding Reverse Split was 1 for 5.
Completed based on a conversion with TJ on Thursday, December 23rd
SERIES E

	Before Split	After Split
Book Value as of November 30, 2004	$66,211,378.65		< -- from Series D, E, G monthly entry
# Shares per shareholder list (cap table)	4,166,667	833,333	< -- Original shares from tab called “Shareholder list”
# Shares per Dilution Table	6,060,607		< -- Per Dilution Table
# Shares did get (conversion rate of 25.6903)	105,175,675	21,035,135	< -- balance shares to Dilution Table in closing folder or cap table
Exchange price	$0.644	$3.220	< -- per Proxy Statement
FMV on Conversion Date	$0.360	$1.800
Dilution Price	$8.080

		BEFORE SPLIT
Value of Securities issued		$37,863,243.03

Number of Shares Issued	105,175,675
FMV of shares on conversion date	$0.360

Value of Securities issuable per original agreement (per PWC)		$3,017,812.93

# Shares Issued	105,175,675
Exchange Price per Proxy	$0.644

Value of Issued Shares	$67,733,134.75
Dilution Price	$8.080

# Shares WOULD have received	8,382,814
FMV of shares on conversion date	$0.360

Difference = Fair Value of incremental consideration		$34,845,430.09	x	80%	$27,876,344.08
Entry

Account	Description	DR	CR
4519	Manditory Convertible Preferred Shares	$66,211,378.65
4520	APIC	27,876,344.08		< -- Use with 10-K for net earnings calculation
4510	Common Stock ($.01 par)		210,351.35
4520	APIC (plug)		$93,877,371.38

Z-Tel Communications
Preferred Stock Conversion & Reverse Stock Split
Dec-04
Note: Conversion & stock split were effective November 30, 2004. Warrants are still outstanding Reverse Split was 1 for 5.
Completed based on a conversion with TJ on Thursday, December 23rd
SERIES G

	Before Split	After Split
Book Value as of November 30, 2004	$23,943,887.82		< -- from Series D, E, G monthly entry
# Shares per shareholder list (cap table)	169	34	< -- Original shares from tab called "Shareholder list"
# Shares per Dilution Table	13,514,506		< -- Per Dilution Table
# Shares did get (conversion rate of 25.6903)	27,207,594	5,441,513	< -- balance shares to Dilution Table in closing folder or cap table, some adjustments were completed with after reverse split shares due to rounding.
Exchange price	$0.898	$3.220	< -- per Proxy Statement
FMV on Conversion Date	$0.360	$1.800
Dilution Price	$1.280

		BEFORE SPLIT
Value of Securities issued		$9,794,733.84

Number of Shares Issued	27,207,594
FMV of shares on conversion date	$0.360

Value of Securities issuable per original agreement (per PWC)		$6,871,617.96

# Shares Issued	27,207,594
Exchange Price per Proxy	$0.898

Value of Issued Shares	$24,432,419.41
Dilution Price	$1.280

# Shares WOULD have received	19,087,828
FMV of shares on conversion date	$0.360

Difference = Fair Value of incremental consideration		$2,923,115.88 x 80%	$2,338,492.70
Entry

Account	Description	DR	CR
4519	Manditory Convertible Preferred Shares	$23,943,887.82
4520	APIC	2,338,492.70		< -- Use with 10-K for net earnings calculation
4510	Common Stock ($.01 par)		54,415.13
4520	APIC (plug)		$26,227,965.39

Per a conversation with TJ on Thursday, December 23, 2004. It was agreed that we would create the entry based on this conversation. TJ would then send it to their National contact for concurrance the 1st of 2005.

Question	Answer:
FAS84	FAS84 should be used if this were debt. However, since it is stock, we are really following Topic D-42.

Topic D-42	Topic D-42 has two different pieces. One is if the offering is an “inducement” the other if the offer is not an inducement. PWC believes this is an inducement since the number of shares being granted is greater then the shareholders would have received

Warrants	The price paid was less than the FMV (see APB14 Allocation- Dec 2000 in this workbook). Therefore the shareholders were allowed to pay a discount for the shares & warrant rights. Per APB14, the amount paid should be divided among shares & warrants. The

Per PWC, after the conversion is completed, there should be no more dividend, interest or accretion calculation needed since the preferred shares have all been converted. Even though the total “warrant” amount (i.e. $16m for Series D) has not been “accre

Per PWC, the preferred stock account should be zero once the conversion entry is entered.

Number of shares would have received	Per PWC, the amount of preferred shares that would have been received (if there was no inducement) should be calculated as: # shares did receive multiplied by exchange price in proxy, this value is then divided by dilution price in Dilution Table at Nov